Exhibit 99.5

SUPPLEMENTARY AGREEMENT

IN CONNECTION WITH

THE CONVERTIBLE NOTE PURCHASE AGREEMENT AND CONVERTIBLE
PROMISSORY NOTES

This SUPPLEMENTARY AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time, this “Supplementary Agreement” or this “Agreement”), dated June 17, 2021, is entered into by and between Uxin Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Mr. Kun Dai (戴琨), a PRC individual with PRC identity card no. of 610104198204066214 (the “Founder”), Redrock Holding Investments Limited, a business company incorporated under the laws of the British Virgin Islands (“WP”), TPG Growth III SF Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“TPG”), 58.com Holdings Inc., a business company incorporated under the laws of the British Virgin Islands (the “Strategic Investor”, together with WP and TPG, the “Major Purchasers”), ClearVue UXin Holdings, Ltd., a company incorporated under the laws of the Cayman Islands (“Clearvue”) and Magic Carpet International Limited, a business company incorporated under the laws of the British Virgin Islands (“Magic Carpet”, together with WP, TPG, the Strategic Investor, Clearvue and Magic Carpet, collectively the “Purchasers”, and each of them a “Purchaser”).

All parties are collectively referred to herein as the “Parties” and individually as a “Party”.

W I T N E S S E T H:

WHEREAS, pursuant to the convertible note purchase agreement dated May 29, 2019 entered into by and among Company, Founder, Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership (“EBF”) and the Purchasers (the “CNPA”), the Company agreed to issue to each Purchaser and EBF, and each Purchaser and EBF agreed to purchase from the Company, convertible promissory notes in an aggregate amount of US$230 million (such notes being, the “Notes”).

WHEREAS, in accordance with section 2.4(l) of the CNPA, Xin Gao granted security over the Xin Gao Shares in favour of certain Purchasers by way of an equity share mortgage agreement dated June 10, 2019 (the “Share Mortgage Agreement”).

WHEREAS, in accordance with sections 6.5 and 6.7 of the CNPA, the Company established the Joint Account and a Purchaser Designee was made a joint signatory of the Joint Account.

WHEREAS, the Company, Astral Success Limited and Abundant Grace Investment Limited (the “New Investors”) entered into a Share Subscription Agreement on June 14, 2021 (the “Share Subscription Agreement”), and entering into this Agreement is one of the conditions precedent to the First Closing under the Share Subscription Agreement.

WHEREAS, EBF has transferred all the Notes it held to Magic Carpet on June 9, 2021, and all rights and obligations of EBF arising from the CNPA and the Notes shall be borne by Magic Carpet.

NOW, THEREFORE, the Parties hereto agree to amend the CNPA and the Notes, on the terms and conditions set out in this Supplementary Agreement as follows:

1.	DEFINITIONS

Unless otherwise defined in this Supplementary Agreement or the context otherwise requires, all capitalized terms used in this Supplementary Agreement shall have the same meanings ascribed to them in the CNPA.

In addition:

“Effective Time” means the time upon which all of the following is fulfilled:

(i)	the First Closing Date has occurred;

(ii)	the Company has fully complied with its obligations set forth in Section 6 (Conversion) and the relevant Conversion Shares have been issued to the holders of the Notes; and

(iii)	the Voting Agreement has been executed and become fully effective.

“First Closing” shall have the meaning ascribed to it in the Share Subscription Agreement

“First Closing Date” shall have the meaning ascribed to it in the Share Subscription Agreement.

“Voting Agreement” means the voting agreement entered into on or about the First Closing Date between the Company, the Major Purchasers, the Founder, Xin Gao and the New Investors.

2.            AMENDMENTS TO THE CNPA

2.1           On and from the Effective Time, each Party agrees that the CNPA shall be amended as follows:

(a)            Each of sections 6.2, 6.6, 6.7 and 8.1 and Schedule 4 of the CNPA shall be deleted and replaced with the following provision:

“[Intentionally left blank.]”

(b)            For the avoidance of doubt, the reference to “Investor Director” in Section 6.8 of the CNPA shall be treated as a reference to any director appointed by the Major Purchasers pursuant to the terms of the Voting Agreement.

(c)            Sections 6.5 of the CNPA shall be deleted and replaced with the following provision:

“The Company shall use the proceeds from the issuance of the Notes solely for the purposes of (i) development and operation of the New Business, (ii) the repayment of the Notes in accordance with the terms of the Notes, and (iii) fees and expenses of the New Investors in connection with the Share Subscription Agreement payable by the Company (collectively, the “Agreed Purposes”), and shall not use the proceeds from the issuance of the Notes or any other funds in the Joint Account (a) for any purpose other than the Agreed Purposes, (b) to fund or facilitate any activities of or business with any Person that is the subject or the target of Sanctions, (c) to fund or facilitate any activities of or business in any country or territory that is subject of any Sanctions, (d) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any anti-corruption laws, or (e) in a way that that result in noncompliance with all applicable anti-money laundering or antiterrorism statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Entity. “New Business” means the “trading market” for used cars, which is a one-stop online and offline shopping mall, under which, the Group Companies purchase used cars through a variety of suppliers and sell such used cars to customers via online and offline channels after certain maintenance works.”

3.	AMENDMENTS TO THE NOTES

3.1           On and from the Effective Time, each Party agrees that each Note shall be amended as follows:

(a)            Section 1 of each Note shall be deleted and replaced with the following provision:

“Interest Rate. The Note shall bear no interest on the outstanding Principal Amount from May 29, 2019 until June 30, 2024, provided that no Principal Amount is outstanding as of July 1, 2024. If there is any Principal Amount outstanding on or after July 1, 2024, the Note shall bear interest on all of the outstanding Principal Amount as of July 1, 2024 at a simple interest rate of three point seven five percent (3.75%) per annum from May 29, 2019 until the outstanding Principal Amount is fully repaid. Accrued interest on the Note shall be computed on the basis of a 365-day year and actual days elapsed.”

(b)            Section 2(a) of each Note shall be deleted and replaced with the following provision:

“The Company shall repay the Note in instalments by repaying on each Repayment Date an amount which reduces the outstanding Principal Amount by an amount equal to the relevant percentage of the Principal Amount as at the Effective Time as set out in the table below:

Repayment Date	Repayment Instalment
5 Business Days from the First Closing Date	10% of the Principal Amount as at the Effective Time
31 December 2022	10% of the Principal Amount as at the Effective Time
31 December 2023	30% of the Principal Amount as at the Effective Time
30 June 2024	All remaining outstanding Principal Amount of the Note

For the purposes of this Note:

“Effective Time” has the meaning given to such term in the Supplementary Agreement.

“First Closing Date” has the meaning given to such term in the Supplementary Agreement.

“Repayment Date” means each date set out in the table in Section 2(a) on which a payment of a relevant Repayment Instalment shall be made.

“Repayment Instalment” means each scheduled repayment instalment of the Note set out in the table in Section 2(a).

“Supplementary Agreement” means the supplementary agreement to the Convertible Note Purchase Agreement and the Notes entered into by and between the Company, the Founder and the Purchasers dated June 17, 2021.””

(a)            Section 2(b) of each Note shall be deleted and replaced with the following provision:

“All amounts payable on or in respect of the Note or the indebtedness evidenced hereby shall be paid to the Purchaser in lawful money of the United States of America on each Repayment Date. The Company shall make such payments of the relevant unpaid Repayment Installment, together with all accrued and unpaid interest in respect of the Note (if any) to the Purchaser by wire transfer of immediately available funds for the account of the Purchaser as the Purchaser may designate from time to time and notify in writing to the Company at least five (5) Business Days prior to the relevant Repayment Date. Payment shall be credited first to accrued and unpaid interest in respect of the Note (if any), and any remainder shall be applied to the relevant Repayment Instalment.”

(b)            Section 2(c) of each Note shall be amended so that the following phrase is deleted from the provision without affecting the validity or enforceability of the remainder of section 2(c) of each Note:

“… (including for the avoidance of doubt, any interest accrued on any portion of the Principal Amount that has been converted pursuant to Section 6 of the Note prior to such conversion)… ”.

(c)            Section 2(d) of each Note shall be amended so that reference to “Section A2(d)” therein shall be deleted and replaced with “Section 2(d)” without affecting the validity or enforceability of the remainder of section 2(d) of each Note.

(d)            Section 4 of each Note shall be deleted and replaced with the following provision:

“[Intentionally left blank.]”

(e)            Section 5(b) of each Note shall be amended so that the sub-paragraph (ii) of section 5(b) of each Note shall be deleted and replaced with the following provision without affecting the validity or enforceability of the remainder of section 5(b) of each Note:

“(ii) be or be presumed or deemed to be unable or admit inability to pay its debt as they mature,”

(f)             Section 5(h) of each Note shall be deleted and replaced with the following provision:

“The Company or the Founder fails to perform or comply with one or more of its or his respective obligations or the restrictions set forth in the Note or the Convertible Note Purchase Agreement in any material respect or in Sections 8 and 8A of the Note, and in each case such failure is not capable of being cured or is not cured within thirty (30) days”

(g)            Paragraph (y) of section 6 of each Note shall be deleted in its entirety, but for the avoidance of doubt, the remaining provisions in section 6 of each Note shall remain in full force and effect.

(h)            Section 8 of each Note shall be deleted and replaced with the following provision:

“[For so long as this Note is outstanding, unless with the prior written approval of at least two (2) Major Purchasers (provided, if there is only one (1) Major Purchaser, such remaining Major Purchaser), the Company shall not incur, create, assume, guarantee or otherwise become liable for any indebtedness that is (i) contractually senior in right of payment to the Note, or (ii) pari passu in right of payment to the Note and has a maturity date, or may be demanded for payment by the lender, or may be prepaid by the borrower or guarantor, on a date that is earlier than the last Repayment Date, in each case other than the acquisition of non-performing loans made to consumers for the purchase price of automobiles and loans made to the Company and secured by the Company's inventory that are used to pay the purchase price of automobiles that have been sold to consumers under a binding contract, in each case in the ordinary course of the Company’s business consistent with past practice.]1”

1 Note: To be deleted in the Notes issued to the Purchasers other than the Major Purchasers.

(i)             Section 9 of each Note shall be deleted and replaced with the following provision:

“No Rights as Shareholder. For the avoidance of doubt, the Purchaser has not been conferred with any of the rights of a shareholder of the Company, including the right to vote as such, by any of the provisions hereof or any provisions under the Convertible Note Purchase Agreement, or any right (a) to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof (other than the rights of the Purchaser set forth in the Voting Agreement (as defined in the Supplementary Agreement)), (b) other than Section 8 and Section 8A of the Note, to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of shares, reclassification of shares, change of par value, or change of shares to no par value, consolidation, merger, scheme of arrangement, conveyance, or otherwise), or (c) to receive notice of meetings or to receive in-kind dividends or subscription rights or otherwise.”

(j)             Section 10 of each Note shall be deleted and replaced with the following provision:

“All rights under this Note shall automatically terminate when all amounts owing on this Note have been paid in full. Upon the termination of all rights under this Note, the Note shall be surrendered by the Purchaser to the Company and the Note so surrendered shall be cancelled and shall not be reissued. For the avoidance of doubt, the Convertible Note Purchase Agreement shall not be terminated merely due to a termination of all rights under this Note, and shall remain in force and effect or terminate pursuant to the terms thereof.”

(k)            The following provision shall be added to each Note as section 8A:

“Limitations on disposal of material assets. For so long as this Note is outstanding, any transactions or series of related transactions to sell, transfer or otherwise dispose any of its voting powers or assets of any Group Company (such transactions or series of related transactions being, “Disposals”) shall not require the prior written consent of the Requisite Holders unless such Disposals are not in the ordinary course of business and relate to the sale or transfer of assets or businesses which represent 50% or more of the total assets of the Company by value (calculated based on the last available audited consolidated financial statements of the Company at the time of the proposed Disposal and adjusted to exclude (x) any assets related to the loan facilitation business of any Group Company (and any other assets and businesses that have already been divested prior to the date of the proposed Disposal) and (y) any cash and cash equivalents). Notwithstanding the foregoing, the disposal of equity interest in 四川锦程消费金融有限责任公司 shall not require any further prior written consent from any holder of the Notes.”

3.2           Immediately after the Effective Time, references in each Note to any conversion of the Notes into Ordinary Shares (including references to conversions in accordance with sections 4 and 6 of each Note) shall be treated as if such conversion rights have expired and are no longer available, without affecting the validity and enforceability of any of the provisions in the Notes.

4.	SHARE MORTGAGE

4.1           As soon as practical following the signing of this Agreement, the Major Purchasers shall instruct Madison Pacific Trust Limited (the “Security Agent”) to, within ten (10) Business Days from the date hereof and prior to the First Closing:

(a)            negotiate with Xin Gao and the Company in good faith and agree the form of all necessary documentation to (i) fully release and discharge the security granted by Xin Gao under the Share Mortgage Agreement; and (ii) reassign and retransfer to Xin Gao any and all rights and interests transferred by Xin Gao under the Share Mortgage Agreement, each with effect from the Effective Time; and

(b)            execute such documentation and deliver such documentation to Xin Gao.

4.2           Within one (1) month from the Effective Time, the Major Purchasers shall instruct the Security Agent to redeliver any and all share certificates and other title documents previously delivered by Xin Gao under the Share Mortgage Agreement pursuant to the release documentation executed in accordance with Section 4.1.

5.	JOINT ACCOUNT

5.1           Within ten (10) Business Days from the date hereof and prior to the First Closing, the Major Purchasers shall:

(a)            negotiate with the Company in good faith and agree the form of all necessary documentation to remove the Purchaser Designee from joint signatory of the Joint Account with effect from the Effective Time; and

(b)            execute such documentation and deliver such documentation to the Company.

6.	Conversion

Notwithstanding anything to the contrary in the terms of the Notes, upon the First Closing:

6.1           thirty percent (30%) of the outstanding principal amount of each Note as of the date hereof shall automatically convert into the Conversion Shares at the Conversion Price as set forth on Schedule A;

6.2           the Company shall at its expense take all actions and execute all documents necessary to effect the issuance of all the Conversion Shares (including giving all necessary instructions to update the register of members to effect such issuance) and deliver to each holder of the Note a certificate or certificates for the number of fully paid Conversion Shares issuable to such holder upon such conversion and the updated register of members of the Company indicating that such holder is the holder of such Conversion Shares; and

6.3           subject to execution of the Voting Agreement, the execution of the consent letter for lock-up by each New Investor in the form set forth in Appendix 1 and the execution of the consent letter for lock-up by each other Purchaser in the form set forth in Appendix 2, each Purchaser shall enter into a Lock-up Letter pursuant to the Subscription Agreement covering Equity Securities (as defined in the Lock-up Letter) owned or to be owned by it on the First Closing Date (including Class A Ordinary Shares to be issued to it upon conversion of certain outstanding principal amount of the Note held by it).

7.	MISCELLANEOUS.

7.1           Governing Law; Arbitration. This Agreement shall be governed and interpreted in accordance with the laws of the State of New York without giving effect to the conflicts of law principles thereof. Any dispute arising out of or relating to this Agreement, including any question regarding its existence, validity or termination (“Dispute”) shall be referred to and finally resolved by arbitration at the Hong Kong International Arbitration Centre in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules then in force. In the case of any Dispute, there shall be three arbitrators. The claimant(s) shall have the right to appoint one arbitrator, the respondent(s) shall have the right to appoint another arbitrator, and the third arbitrator shall be appointed by the Hong Kong International Arbitration Centre. The language to be used in the arbitration proceedings shall be English. The seat of arbitration shall be Hong Kong. Each of the parties hereto irrevocably waives any immunity to jurisdiction to which it may be entitled or become entitled (including without limitation sovereign immunity, immunity to pre-award attachment, post-award attachment or otherwise) in any arbitration proceedings and/or enforcement proceedings against it arising out of or based on this Agreement or the transactions contemplated hereby.

7.2           Except to the extent expressly amended and supplemented by this Supplementary Agreement, all terms and conditions of the CNPA and the Notes shall remain unchanged and in full force and effect. Save as expressly provided in this Supplementary Agreement (including in Section 5.4 below), nothing in this Supplementary Agreement shall constitute or be construed as a waiver or compromise of any term or condition of the CNPA or the Notes, or of the rights of the Purchasers or holders of the Notes in relation to the Notes, and all of the rights of each Purchaser under the relevant Note issued to it are hereby reserved.

7.3           On and from the Effective Time, in respect of each Note:

(a)            this Supplementary Agreement and the Note shall be read and construed as one document; and

(b)            references in the Note to "this Note", "hereunder", "herein" and like terms or to any provision of the Note shall be construed as a reference to the Note (as amended by this Supplementary Agreement), or a provision of the Note (as amended by this Supplementary Agreement), as applicable.

7.4           Each Purchaser hereby acknowledges and irrevocably waives, with effect from the Effective Time, all rights to claim damages for any and all actual breach or default (including without limitation any Event of Default (as defined in each Note)) of the Company, the Founder or Xin Gao in connection with or arising out of the CNPA, the Notes and/or any other side letter signed by the Company and the Strategic Investor on or prior to the date of this Agreement related to the CNPA and/or the Notes, to the extent such claims arise from any events that occurred or circumstances that existed, whether known or unknown, prior to the date of this Supplementary Agreement (including such events and circumstances occurred or existed prior to the date of this Supplementary Agreement and continuing after the date of this Supplementary Agreement).

7.5           For the avoidance of doubt, other than the wavier mentioned in Section 6.4 above, nothing in this Supplementary Agreement shall prejudice or be construed to have waived any present and future rights of the Purchasers and/or the holders of the Notes under the CNPA and/or the Notes (as amended by this Supplementary Agreement).

7.6           Third Party Rights. Subject to the last sentence of this Section 6.5, nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the parties hereto and their respective permitted successors and assigns and transferees, any rights or remedies under or by reason of this Agreement, except as expressly provided in this Agreement. Notwithstanding anything to the contrary in this Agreement or in any applicable laws, Xin Gao shall be an intended third-party beneficiary of Section 4 and Section 6.4 of this Agreement, and may enforce this Agreement in respect of Section 4 and Section 6.4 as a third-party beneficiary as if it is a named party herein.

7.7           This Supplementary Agreement shall be established on the date hereof. If the Company does not receive the investment amount that should be paid by certain investors in accordance with the Share Subscription Agreement at the First Closing, this Supplementary Agreement shall be automatically terminated and treated as null and void.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Supplementary Agreement as of the date first above written.

Uxin Limited

By:	/s/ Kun Dai
Name: Kun DAI (戴琨)
Title: Director

[Signature Page to Supplementary Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Supplementary Agreement of the Convertible Note Purchase Agreement as of the date first above written.

Kun Dai

/s/ Kun Dai

[Signature Page to Supplementary Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Supplementary Agreement of the Convertible Note Purchase Agreement as of the date first above written.

Redrock Holding Investments Limited

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Director

[Signature Page to Supplementary Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Supplementary Agreement of the Convertible Note Purchase Agreement as of the date first above written.

TPG Growth III SF Pte. Ltd.

By:	/s/ Michael LaGatta
Name: Michael LaGatta
Title: Vice President

[Signature Page to Supplementary Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Supplementary Agreement as of the date first above written.

ClearVue UXin Holdings, Ltd.

By:	/s/ William Apollo Chen
Name: William Apollo Chen
Title: Managing Director

[Signature Page to Supplementary Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Supplementary Agreement as of the date first above written.

Magic Carpet International Limited

By:	/s/ Ying Zhu
Name: Ying Zhu
Title: Authorized Signatory

[Signature Page to Supplementary Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Supplementary Agreement as of the date first above written.

58.com Holdings Inc.

By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Authorized Signatory

[Signature Page to Supplementary Agreement]

Schedule A

Purchaser	Class of Conversion Shares	Number of Conversion Shares	Aggregate Conversion Price (US$)	Outstanding Principal Amount after Effective Time (US$)
Redrock Holding Investments Limited	Class A Ordinary Shares	11,650,485	12,000,000	28,000,000
TPG Growth III SF Pte. Ltd.	Class A Ordinary Shares	17,475,728	18,000,000	42,000,000
58.com Holdings Inc.	Class A Ordinary Shares	29,126,214	30,000,000	70,000,000
ClearVue UXin Holdings, Ltd.	Class A Ordinary Shares	5,825,243	6,000,000	14,000,000
Magic Carpet International Limited	Class A Ordinary Shares	2,912,621	3,000,000	7,000,000
TOTAL	-	66,990,291	69,000,000	161,000,000

Appendix 1

Consent Letter for Lock-up (New Investor)

Appendix 2

Consent Letter for Lock-up (Purchaser)